NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES NYSE American LLC (the 'Exchange' or 'NYSE American') hereby notifies the Securities and Exchange Commission ('SEC') of its intention to remove the entire class of Common Stock (the 'Common Stock') of Erin Energy Corporation (the 'Company') from listing and registration on the Exchange on May 21, 2018, pursuant to the provisions of Rule 12d2-2(b), because, in the opinion of the Exchange, the Common Stock is no longer suitable for continued listing and trading on the Exchange. The Exchange reached its decision to initiate delisting proceedings pursuant to Section 1003(a)(iv) of the NYSE American Company Guide, based on the disclosure in the Company’s April 25, 2018 press release, that it and certain of its subsidiaries announced that it has filed voluntary petitions under Chapter 11 of the United Stated Code in the United States Bankruptcy Court for the Southern District of Texas, Houston Division. The Exchange, on April 26, 2018, determined that the Common Stock of the Company should be suspended from trading, and directed the preparation and filing with the Commission of this application for the removal of the Common Stock from listing and registration on the Exchange. The Company was notified by phone on April 25, 2018 and by letter on April 27, 2018. The Company had a right to appeal the determination to delist the Common Stock by a Committee of the Board of Directors of the Exchange, provided that it filed a written request for such a review with the Secretary of the Exchange within seven calendar days of receiving notice of the delisting determination. The Company did not file such request within the specified time period. Consequently, all conditions precedent under SEC Rule 12d2-2(b) to the filing of this application have been satisfied.